

June 10, 2011

Mr. Stephen M. Smith
Chief Executive Officer and President
Equinix, Inc.
1 Lagoon Drive, 4th Floor
Redwood City, CA 94065

> **Re:**   **Equinix, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Definitive Proxy Statement**
> **Filed April 28, 2011**
> **Form 10-Q for the Quarter Ended March 31, 2011**
> **Filed April 29, 2011**
> **File No. 000-31293**

Dear Mr. Smith:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terry French   for

Larry Spirgel
Assistant Director

cc: <u>Sent via facsimile to (650) 752-3604</u>
Alan F. Denenberg, Esq.
Davis Polk & Wardwell LLP